TRI-CONTINENTAL CORPORATION

225 Franklin Street

Boston, MA 02110

April 29, 2020

VIA EDGAR

Mr. John

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the "Corporation")
File Nos. 333-236947/811-00266
Registration Statement on Form N-2
Pre-Effective Amendment No. 2
Dear Mr.	:

This letter responds to a comment received from the staff of the Securities and Exchange Commission on April 29, 2020 for the above-referenced Pre-Effective Amendment to the Registration Statement on Form N-2 (the "Filing") filed by and on behalf of the Corporation. The comment and response are outlined below.

Disclosure Comment

Comment 1: Please revise the first paragraph under the heading Principal Risks from "An investment in the Fund involves risks, including..." to "An investment in the Fund involves risks. In particular, investors should consider...".

Response: Such revisions will be incorporated into the definitive 497c to be filed on behalf of the Corporation on Friday, May 1, 2020.

If you have any questions, please contact either me at (312) 634-9280 or Kayla Sylvia at (617) 385-9539.

Sincerely,

Megan E. Garcy

Megan E. Garcy

Assistant Secretary

Tri-Continental Corporation